December 28, 2015

via edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Planters Holding Company
Offering Statement on Form 1-A/A
File No. 024-10499

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 28, 2015, at 3:06 p.m. EST in which we requested the acceleration of the effective date of the above-referenced Offering Statement for Wednesday, December 30 at an unspecified time. We hereby formally withdraw that correspondence which has been replaced with our subsequent request for qualification filed today, December 28, 2015, as correspondence via EDGAR at 4:18 p.m. EST .

Should you have any questions, please contact Neal Wise of Jones Walker LLP at 601.949.4631.

Very truly yours,

Planters Holding Company

/s/ James H. Clayton

James H. Clayton
Vice Chairman and Chief Executive Officer

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission
Eric Envall, U.S. Securities and Exchange Commission